FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2006

Commission File Number 001-32412

GLENCAIRN GOLD CORPORATION
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLENCAIRN GOLD CORPORATION

Date: November 20, 2006	By: “Lorna MacGillivray” Lorna MacGillivray Corporate Secretary and General Counsel

INDEX TO EXHIBITS

1	Glencairn Gold Corporation’s Interim Report dated September 30, 2006

2	Glencairn Gold Corporation’s Management's Discussion and Analysis for the Three and Nine Months Ended September 30, 2006

3	Certification of Chief Executive Officer

4	Certification of Chief Financial Officer

EXHIBIT 1

Interim Report

Q3

September 30, 2006

Glencairn Gold Corporation

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2006

The following discussion and analysis should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes thereto for the three and nine months ended September 30, 2006 and 2005, which have been prepared in United States dollars and in accordance with Canadian generally accepted accounting principles. The reader should also refer to the Annual Information Form, audited consolidated financial statements and Management’s Discussion and Analysis for the years ended December 31, 2005 and 2004. All dollar amounts are US dollars unless otherwise indicated.

Overview

Glencairn Gold Corporation (“Glencairn” or the “Company”) is a gold producer with three operating mines in Central America. The Limon Mine in Nicaragua has been in continuous production since 1941. The Bellavista Mine entered into commercial production in December 2005, more than doubling the Company’s gold output. In addition, this quarter saw the acquisition of our newest mine, Libertad, which complements our existing mine in Nicaragua and a 60% interest in Cerro Quema, an advanced gold exploration project in Panama. During the quarter the Company also acquired the Mestiza exploration property in Nicaragua. The Company is focusing on optimizing its current operating mines in terms of efficiencies, operating costs and production; turning the development projects into operating mines quickly and becoming a mid-tier gold producer. This objective will be accomplished by concentrating on its current operations and development projects. The Company will also diligently consider acquisitions of operating mines and advanced development projects.

Summary of 3rd Quarter Acquisitions

Libertad / Cerro Quema Acquisition and Financing

On July 6, 2006, the Company acquired a 100% interest in the Libertad gold mine in Nicaragua and a 60% interest in Cerro Quema advanced gold project in Panama. Total consideration for the Libertad and Cerro Quema acquisitions was 32 million Glencairn common shares valued at $20,777,000 (Cdn$22,976,000).

Glencairn has and will continue to make significant investments at the Libertad Mine to improve operations and reduce operating costs. A major pre-stripping program to allow steady-state production rates and optimum stripping ratios has already been implemented. A program of metallurgical test work is under way to determine the effect on recoveries of upgrading the crushing circuit and/or adding a grinding circuit, and using permanent heap leach pads. These actions are expected to result in improved production performance in the future. Glencairn is also preparing a technical report in accordance with National Instrument 43-101 to provide an updated estimate of mineral resources for the property that will be filed shortly.

In conjunction with the acquisition, on July 6, 2006, the Company also made a private placement of 30 million subscription receipts at a price of Cdn$0.60 per subscription receipt for gross proceeds of $16.2 million (Cdn$18 million). Each subscription receipt entitled the holder to acquire one common share and one-half common share purchase warrant, without payment of additional consideration. These subscription receipts were converted to shares on closing of the acquisition. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of Cdn$0.80 until the earlier of:

(i)	July 6, 2008; or
(ii)

At the option of Glencairn, a date that is 30 days following provision of notice to warrant holders from the Company that the closing price of its common shares on the Toronto Stock Exchange has been at least Cdn$1.20 for 30 consecutive trading days.

Yamana Gold Inc., the seller of Libertad and Cerro Quema, also participated in the private placement. At completion of the acquisition, Yamana beneficially owned 42,022,500 common shares of Glencairn, representing 17.9% of the issued and outstanding shares of Glencairn, and warrants to acquire an additional 2,100,000 common shares. Yamana has the right to participate in future Glencairn equity financings to maintain its pro rata interest in Glencairn and has the right to appoint a representative to the Glencairn Board of Directors so long as it maintains a greater than 10% interest in the Company.

Mestiza Acquisition

On September 6, 2006, Glencairn acquired an option to purchase 100% of the Mestiza property in Nicaragua. The property represents a key block of ground covering approximately half the strike length of a 2.4 kilometre-long, gold-bearing structure known as the Tatiana Vein. The remainder of the Tatiana Vein is on the La India property already held by Glencairn. Along half its strike length, including the Mestiza portion, the Tatiana Vein hosts an inferred resource of 689,700 tonnes grading 10.3 grams per tonne gold containing 228,000 ounces of gold. The deposit is open in both directions and at depth. Michael Gareau, Glencairn Vice President, Exploration, and a Qualified Person within the meaning of National Instrument 43-101 has reviewed and approved these statements.

The agreement with the Mestiza property owners requires Glencairn to pay them approximately $2.1 million in instalments. Upon payment of the final instalment on March 6, 2009, the Company will have full rights to exploit the property. If the Company chooses not to pay any of the remaining instalments, the property will revert back to the original owners.

The Company will begin a drilling program in 2007 to upgrade the resource to reserves. This will be followed by an internal feasibility study on the viability of mining and truck haulage to the Limon mill. The Santa Pancha and Talavera zones at the Limon Mine property will continue as the prime source of mill feed. The mill at the Limon mine has sufficient capacity to process the additional ore that is expected to be produced from the Mestiza property.

Selected Quarterly Information

	Three months ended September 30		Nine months ended September 30
	2006	2005		2006	2005

Gold sales (ounces)	22,787	9,598	63,670	31,490
Pre-production gold ounces sold*	339	4,100	339	4,225
Average spot gold price ($/ounce)	622	439	601	431
Average realized gold price ($/ounce)	618	441	597	432
Cash operating costs ($/ounce)	528	409	405	347
Total cash costs ($/ounce)	555	437	428	373
Gold produced (ounces)	23,106	9,814	62,615	30,867
(in thousands, except per share amounts)
Sales	14,075	4,237	38,027	13,617
Cost of sales	12,026	3,926	25,757	10,912
Net earnings (loss)	(3,182)	(987)	639	(2,614)
Earnings (loss) per share - basic and diluted	(0.01)	(0.01)	0.00	(0.02)

*These gold ounces were produced in the pre-commercial production period and are not included in sales as shown in the Statements of Operations.

Results of Operations

Limon Mine

Three Months

	Three months ended September 30
	2006	2005	Change	% Change

Gold sold (ounces)*	8,568	9,598	(1,030)	(11%)
Average realized gold price ($/ounce)	624	441	183	41%
Cash operating costs ($/ounce)	447	409	38	9%
Total cash costs ($/ounce)	488	437	51	12%
Tonnes milled	79,419	82,435	(3,016)	(4%)
Ore grade (g/tonne)	4.3	4.4	(0.1)	(2%)
Recovery (%)	81.8	84.6	(2.8)	(3%)
Gold produced (ounces)	8,968	9,814	(846)	(9%)
($ in thousands)
Sales	$ 5,346	$ 4,237	$ 1,109	26%

Cost of sales	3,830	3,926	(96)	(2%)
Royalties and production taxes	350	273	77	28%
Depreciation and depletion	339	293	46	16%
Accretion	16	30	(14)	(47%)

	4,535	4,522	13	0%

Earnings (loss) from mining operations	$ 811	$ (285)	$ 1,096	385%

*Not including 339 ounces sold from the pre-production stage of the Santa Pancha underground mine.

Sales from the Limon mine increased $1,109,000 or 26% in the third quarter of 2006 compared to 2005, although the actual quantity of gold sold decreased by 1,030 ounces or 11% from the same period in the prior year. The increase in sales was attributable to the 41% increase in average realized gold price. Lower production resulted from the lower ore grades and lower recoveries encountered in 2006 compared to 2005. The Company sold 339 ounces of gold from the Santa Pancha deposit in addition to the sales ounces reported in the table above. The revenue was applied against capitalized development costs as this deposit is still considered in the pre-production stage. Full production from this mine site is not expected until 2007.

Cost of sales decreased by $96,000 or 2% in the third quarter of 2006 compared to 2005. Production volume was 11% lower in 2006 but was offset by higher operating costs. Electricity rates in particular increased significantly mid-quarter due to changes in government regulations.

Royalties and production taxes increased $77,000 or 28% due to the increase in the average realized gold price by $183 per ounce or 41%. Depreciation and depletion increased by $46,000 or 16% due to the increase in depletion rate per unit caused by the decline in reserves in 2006 and higher capital expenditures.

Nine Months

	Nine months ended September 30
	2006	2005	Change	% Change

Gold sold (ounces)*	25,851	31,490	(5,639)	(18%)
Average realized gold price ($/ounce)	602	432	170	39%
Cash operating costs ($/ounce)	426	347	79	23%
Total cash costs ($/ounce)	463	373	90	24%
Tonnes milled	227,756	245,310	(17,554)	(7%)
Ore grade (g/tonne)	4.3	4.7	(0.4)	(9%)
Recovery (%)	83.4	83.3	0.1	0%
Gold produced (ounces)	26,100	30,867	(4,767)	(15%)

($ in thousands)
Sales	$15,551	$13,617	$1,934	14%

Cost of sales	11,002	10,912	90	1%
Royalties and production taxes	965	821	144	18%
Depreciation and depletion	961	962	(1)	0%
Accretion	48	89	(41)	(46%)
	12,976	12,784	192	2%

Earnings from mining operations	$2,575	$833	$1,742	209%

*This balance excludes 339 ounces sold from the pre-production stage of the Santa Pancha underground mine.

Ounces of gold sold from the Limon mine for the first three quarters of 2006 decreased 5,639 ounces or 18% over the same period in the prior year. The first quarter of 2006 saw intermittent illegal road blockades which disrupted production at the mine. The mine was able to resume normal operations by the second quarter of 2006. Ore grades mined in 2006 were also 9% lower as mining approaches the end of the Talavera deposit. Gold sales increased by $1,934,000 or 14% despite the lower volume. This was due to the higher average realized gold price of $602 per ounce, compared to $432 per ounce in the previous fiscal year.

Cost of sales increased $90,000 or 1%. Higher production costs were encountered with respect to haulage costs, electricity, and fuel. Cash operating costs per ounce increased significantly due to the lower volume of gold sold and the relatively fixed cost base.

Royalties and production taxes increased by $144,000, or 18% as a result of the higher realized prices.

Bellavista Mine

Three Months

	Three months ended September 30
	2006	2005	Change

Gold sold (ounces)	8,400	*-	8,400
Average realized gold price ($/ounce)	613	-	613
Cash operating costs ($/ounce)	363	-	363
Total cash costs ($/ounce)	376	-	376
Tonnes mined	404,630	-	404,630
Ore grade (g/tonne)	1.41	-	1.41
Gold produced (ounces)	8,102	-	8,102

($ in thousands)
Sales	$5,149	$-	$5,149

Cost of sales	3,052	-	3,052
Royalties and production taxes	104	-	104
Depreciation and depletion	1,091	-	1,091
Accretion	10	6	4
	4,257	6	4,251

Earnings (loss) from mining operations	$892	$(6)	$898

*This balance excludes 4,100 ounces sold from the pre-production stage of the mine.

Commercial production at the Bellavista Mine commenced in December 2005. Accordingly, no comparative information exists for the three month period ended September 30, 2005.

The Bellavista Mine sold 8,400 ounces of gold during the third quarter. A grinding mill to maximize ore recoveries is currently near completion but is behind its original schedule. The construction delay has delayed processing of higher grade ore that was planned for the third quarter. Processing of this higher grade ore, some of which has already been mined and stockpiled, will begin in the fourth quarter when the mill becomes operational. The finer size product from grinding of the high grade ore is expected to improve recoveries and ounces produced.

During this quarter, Glencairn reviewed and revised estimates of the recoverable ounces from the heap leach pads. The estimated recoverable gold ounces on the heap leach pads have been reduced by 4,642 ounces, as at September 30, 2006 and have been accounted for on a prospective basis. Recoveries are expected to improve once the grinding mill is operational in the fourth quarter.

Nine Months

	Nine months ended September 30
	2006	2005	Change

Gold sold (ounces)	32,000	*-	32,000
Average realized gold price ($/ounce)	590	-	590
Cash operating costs ($/ounce)	300	-	300
Total cash costs ($/ounce)	312	-	312
Tonnes mined	1,152,355	-	1,152,355
Ore grade (g/tonne)	1.57	-	1.57
Gold produced (ounces)	30,479	-	30,479

($ in thousands)
Sales	$18,896	$-	$18,896

Cost of sales	9,611	-	9,611
Royalties and production taxes	377	-	377
Depreciation and depletion	3,879	-	3,879
Accretion	29	15	14
	13,896	15	13,881

Earnings (loss) from mining operations	$5,000	$(15)	$5,015

*This balance excludes 4,225 ounces sold from the pre-production stage of the mine.

Commercial production at the Bellavista Mine commenced in December 2005; accordingly, no comparative information exists for the nine month period ended September 30, 2005.

Gold ounces produced and sold during the first three quarters of 2006 were lower than expectations. In the first two quarters of the fiscal year, Bellavista experienced a mechanical problem in the secondary crusher. There were also higher than expected costs for fuel and supplies. These cost overruns were exacerbated by the relatively fixed nature of the expenditures spread over a lower number of ounces.

Management had expected that the grinding mill would be completed and be fully operational in the third quarter. The mill is now expected to be fully operational by the end of 2006. The mill was expected to result in ore being more finely ground thereby increasing recoveries. As the mill was not complete in the third quarter, the decision was made to defer the processing of high grade ore until such time as the mill is fully operational.

Libertad Mine

Three months ended September 30 2006

Gold sold (ounces)	5,819
Average realized gold price ($/ounce)	615
Cash operating costs ($/ounce)	884
Total cash costs ($/ounce)	914
Tonnes mined	278,119
Ore grade (g/tonne)	1.58
Gold produced (ounces)	6,036

($ in thousands)
Sales	$3,580

Cost of sales	5,144
Royalties and production taxes	176
Depreciation and depletion	810
Accretion	17
6,147

Loss from mining operations	$(2,567)

Glencairn acquired the Libertad mine in the third quarter of 2006. The Libertad mine previously suffered significant under-capitalization which resulted in insufficient stripping of the pit walls. Glencairn made necessary investments to maintain production levels by accelerating stripping. The stripping costs and expenditures have been included in operating costs and not capitalized. Stripping costs represents approximately $301 per ounce of the total cash costs of $914 per ounce. These amounts are expected to decline next quarter as a more normal stripping ratio will occur.

Other Income and Expenses

Three months ended September 30, 2006

General and administrative expenses increased by $294,000 or 36% over the same period in the previous year. An increase of $107,000 can be largely attributed to additional head-office staff which resulted in increased salary expense. An additional $134,000 increase was incurred for audit, recruitment and travel.

As part of Glencairn’s compensation program, stock options are granted to employees and directors from time to time. During the third quarter, a total of 5,525,000 stock options were granted resulting in an expense of $803,000 using the Black-Scholes option pricing model.

Exploration expense was $137,000 in the third quarter of 2006, or 41% less than the previous year. In 2005, exploration activity was focused heavily on the Limon site in Nicaragua. Since the fourth quarter of 2005, exploration activity has been minimal. In 2006, the third quarter saw the close of Libertad, Cerro Quema, and Mestiza acquisitions. During the quarter, minor expenditures were made at these new sites, however, management is fully assessing these properties before developing a comprehensive exploration program.

Other expense totalled $243,000 representing a decrease over prior year’s income of $405,000. The current year balance consists largely of interest and fees on the long-term debt. In 2005, interest and gains on the sales of marketable securities and property, plant, and equipment at the Keystone Mine totalled $1,076,000. This income was offset by a foreign exchange loss of $132,000, interest and finance fees of $262,000 and a write down of accounts and note receivable of $277,000.

Nine months ended September 30, 2006

General and administrative expenses increased $562,000 or 21% mainly as a result of additional staffing and a general increase in salaries from the prior year.

Stock option expense increased by $680,000 or 202% due to the granting of options during the second and third quarters of the year.

Exploration expense decreased by $893,000 or 79%. Due to the labour disruption at the Limon operations in late 2005, all Nicaraguan exploration activities were suspended. The first quarter of 2006 saw only land holding costs incurred. During the third quarter exploration activities increased slightly but not at the levels experienced in 2005. Third quarter exploration activities and holding costs have been focused on the newly acquired Libertad and Cerro Quema properties.

Other income decreased by $645,000 or 78%. Gains in 2005 were significant due to one-time gains realized from the sale of marketable securities, the Vogel Property and mill, and certain mineral properties at the Keystone Mine. In 2006, the Company recognized a gain from the sale of equipment in the amount of $814,000. As well, there were cost recoveries from providing management services to Blue Pearl Mining Ltd., in the amount of $163,000. These amounts were partially negated by interest and finance fees relating to a long-term debt.

Cash Flows

Three months ended September 30, 2006

Operating activities used $2,978,000 in 2006, compared to $3,052,000 in 2005. Cash usage in the period was heavily skewed towards activities at the Libertad Mine. These expenditures were necessary for the mine to achieve optimal operational efficiencies in the future. As a result, cash was spent on contractors, mainly for stripping activities.

Financing activities generated $14,431,000 of cash in 2006, compared to $1,994,000 in 2005. In 2006, the inflows resulted from the private placement of 30 million subscription receipts for gross proceeds of $16,191,000 less transaction fees.

Investing activities utilized cash of $2,209,000. Of this balance, $283,000 was attributable to payments for the Mestiza property. The remaining balance consists mainly of capitalized expenditures for Bellavista’s grinding mill.

Nine months ended September 30, 2006

Operating activities generated cash of $1,107,000 in 2006, compared to a cash outflow of 2,389,000 in 2005. The commencement of the Bellavista Mine in Costa Rica contributed to the Company’s positive operating cash flows. Gold sales increased 32,180 ounces or 102% from the same period in the previous fiscal year. Cash flows were further enhanced by the increase of average realized gold price, by $165 or 38% over the same period in the previous fiscal period. These positive impacts were reduced by the operating cash outflows related to expenditures at La Libertad during the third quarter. Heavy stripping activity was required in order to access future ore bodies. Other major expenditures during the quarter included cement, general maintenance, and power.

Financing activities in 2006 generated cash of $13,658,000. This consisted of gross proceeds of $16,191,000 less various transaction fees from the issuance of 30 million subscription receipts from a private placement. Loan repayments of $2,500,000 were made during the first three quarters.

Investing activities used $5,911,000 in 2006, compared to $15,450,000 in the same period in the previous fiscal year. In 2006, purchases and deferred costs relating to property, plant, and equipment were made in amounts totalling $1,390,000 and $5,411,000 for the Limon Mine and Bellavista Mine, respectively. Bellavista Mine costs are mostly grinding mill construction costs. The Mestiza acquisition resulted in cash payments of $283,000. There were also expenditures of $125,000 at Libertad. In 2005, investing activities consisted of the purchase of property, plant, and equipment of $18,235,000 (Bellavista Mine - $15,687,000, Limon Mine - $2,527,000 and Corporate - $21,000) and the increase in restricted cash of $100,000 was offset by the proceeds from the sale of assets of $2,885,000.

Liquidity and Capital Resources

The Company had cash of $15,653,000 and working capital of $19,207,000 at September 30, 2006. Management believes that these amounts along with expected cash flows from operating activities are adequate to meet the Company’s requirements for the remainder of the year.

The Company is in the process of evaluating the economics of the Cerro Quema Project to reflect current costs and gold prices.

With the acquisition of the Mestiza interest this brings the potential for treating its resources at the nearby Limon mill thereby increasing output and improving the economics of the Limon operation.

The Company estimates that gold sales in the fourth quarter of 2006 will be approximately 25,000 ounces at cash operating costs and total cash costs of $485 and $515 respectively. Improvements to both volumes and costs are expected next year with the start of the new Bellavista mill, ore production from the Santa Pancha deposit at the Limon Mine, and improvements at the Libertad Mine.

Recently Released Accounting Standards

In January 2005, the CICA issued Handbook Sections 3855 (“Financial Instruments – Recognition and Measurement”), 1530 (“Comprehensive Income”) and 3865 (“Hedges”). The new standards apply to fiscal years commencing on or after October 1, 2006. Management is currently assessing the impact these standards will have on the Company’s financial reporting.

Summary of Quarterly Results

(in thousands except per share amounts)

	2006 Q3	2006 Q2	2006 Q1	2005 Q4

Sales	$14,075	$12,441	$11,511	$5,766
Net earnings (loss)	$(3,182)	$2,051	$1,770	$(1,463)
Earnings (loss) per share –
basic and diluted	$(0.01)	$0.01	$0.01	$(0.01)

	2005 Q3	2005 Q2	2005 Q1	2004 Q4

Sales	$4,237	$4,143	$5,237	$5,295
Net loss	$(987)	$(1,401)	$(226)	$(323)
Loss per share – basic and diluted	$(0.01)	$(0.01)	$(0.00)	$(0.00)

Non-GAAP Performance Measures

The Company has included the non-GAAP performance measures detailed below in this document. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. The definitions for these performance measures and reconciliation of the non-GAAP measures to reported GAAP measures are as follows:

Three Months

Cash Operating Cost per ounce:

	Three months ended September 30

	2006				2005

	Limon Mine	Bellavista Mine	Libertad Mine	Consol.	Limon Mine	Bellavista Mine	Libertad Mine	Consol.

Statement of
Operations (000’s)
Cost of sales	$3,830	$3,052	$5,144	$12,026	$3,926	—	—	$3,926
Gold sales (ounces)	8,568	8,400	5,819	22,787	9,598	—	—	9,598
Cash operating cost per
ounce	$447	$363	$884	$528	$409	—	—	$409

Total Cash Costs per ounce:

	Three months ended September 30

	2006				2005

	Limon Mine	Bellavista Mine	Libertad Mine	Consol.	Limon Mine	Bellavista Mine	Libertad Mine	Consol.

Statement of
Operations (000’s)
Cost of sales	$3,830	$3,052	$5,144	$12,026	$3,926	—	—	$3,926
Royalties and
production taxes	350	104	176	630	273	—	—	273

Cost base for
calculation	$4,180	$3,156	$5,320	$12,656	$4,199	—	—	$4,199

Gold sales (ounces)	8,568	8,400	5,819	22,787	9,598	—	—	9,598
Total cash cost per
ounce	$488	$376	$914	$555	$437	—	—	$437

Nine Months

Cash Operating Cost per ounce:

	Nine months ended September 30

	2006				2005

	Limon Mine	Bellavista Mine	Libertad Mine	Consol.	Limon Mine	Bellavista Mine	Libertad Mine	Consol.

Statement of
Operations (000’s)
Cost of sales	$11,002	$9,611	$5,144	$25,757	$10,912	—	—	$10,912
Gold sales (ounces)	25,851	32,000	$5,819	63,670	$31,490	—	—	$31,490
Cash operating cost per
ounce	$426	$300	$884	$405	$347	—	—	$347

Total Cash Costs per ounce:

	Nine months ended September 30

	2006				2005

	Limon Mine	Bellavista Mine	Libertad Mine	Consol.	Limon Mine	Bellavista Mine	Libertad Mine	Consol.

Statement of
Operations (000’s)
Cost of sales	$11,002	$9,611	$5,144	$25,757	$10,912	—	—	$10,912
Royalties and
production taxes	965	377	176	1,518	821	—	—	$821

Cost base for
calculation	$11,967	$9,988	$5,320	$27,275	$11,733	—	—	$11,733

Gold sales (ounces)	25,851	32,000	5,819	63,670	31,490	—	—	$31,490
Total cash cost per
ounce	$463	$312	$914	$428	$373	—	—	$373

Outstanding Share Data

The following common shares and convertible securities were outstanding at November 13, 2006:

Security	Expiry Date	Exercise Price (Cdn$)	Securities Outstanding	Common Shares on Exercise

Common shares				235,840,365
Warrants	Nov. 26/08	1.25	33,857,220	33,857,220
Warrants	Dec. 22/06	0.55	7,233,500	7,233,500
Warrants	Jul. 06/08	0.80	15,000,000	15,000,000
Agents’ warrants [1]	Dec. 22/07	0.38	790,000	790,000
Warrants on above	Dec. 22/06	0.55		395,000
Agents’ warrants [1]	Jul. 06/07	0.60	1,800,000	1,800,000
Warrants on above	Jul. 06/08	0.80		900,000
Options	Jul 24/06 to Jul 13/13	0.23 to 0.95	16,892,332	16,892,332

				312,708,417

Note 1: The agents’ warrants are convertible into one common share and one half-share purchase warrant. Each full warrant is exercisable into a common share at the price indicated in the table.

FORWARD-LOOKING STATEMENTS: This Management’s Discussion contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and applicable Canadian securities legislation. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

Additional information on the Company, including its annual information form is available on SEDAR at www.sedar.com.

November 13, 2006

Glencairn Gold Corporation

Consolidated Statements of Operations

(unaudited)

(US Dollars and shares in thousands, except per share amounts)

		Three months ended September 30		Nine months ended September 30
	Note	2006	2005	2006	2005

Sales		$14,075	$4,237	$38,027	$13,617

Cost of sales		12,026	3,926	25,757	10,912
Royalties and production taxes		630	273	1,518	821
Depreciation and depletion		2,251	305	5,684	994
Accretion expense	9	49	61	113	182

		14,956	4,565	33,072	12,909

Earnings (loss) from mining operations		(881)	(328)	4,955	708

Expenses and other income
General and administrative		1,118	824	3,249	2,687
Stock options	10,11	803	8	1,017	337
Exploration		137	232	237	1,130
Other (income) expense	3	243	(405)	(187)	(832)

		2,301	659	4,316	3,322

Net earnings (loss)		$(3,182)	$(987)	$639	$(2,614)

Earnings (loss) per share - basic and diluted		$(0.01)	$(0.01)	$0.00	$(0.02)

Weighted average number of shares outstanding		231,982	155,407	192,151	155,086

Glencairn Gold Corporation

Consolidated Statements of Deficit

(unaudited)

(US Dollars in thousands)

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005

Balance, beginning of period	$(10,328)	$(11,699)	$(14,149)	$(10,072)
Net earnings (loss)	(3,182)	(987)	639	(2,614)
Balance, end of period	$(13,510)	$(12,686)	$(13,510)	$(12,686)

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

Glencairn Gold Corporation
Consolidated Balance Sheets
(unaudited)
(US Dollars in thousands)

		September 30	December 31
		2006	2005
	Note
Assets
Current
Cash and cash equivalents		$15,653	$6,799
Marketable securities		110	210
Accounts receivable and prepaids		2,952	1,487
Note receivable		-	123
Product inventory	4	7,119	3,799
Supplies inventory		6,722	5,369
		32,556	17,787
Property, plant and equipment	7	77,057	51,669
Deferred financing costs	5	266	533
Restricted cash	6	595	250
Long term receivables		560	-
		$111,034	$70,239

Liabilities
Current
Accounts payable and accrued liabilities		$9,682	$7,933
Current portion of long-term debt	8	3,500	3,500
Current portion of asset retirement obligations	9	167	210
		13,349	11,643
Long-term debt	8	-	2,500
Asset retirement obligations	9	2,312	1,672
Non-controlling interest	2	2,596	--
		18,257	15,815

Shareholders’ Equity
Warrants	10	8,262	5,972
Agent’s options	10	673	163
Contributed surplus	10	6,310	5,306
Common shares	10	91,042	57,132
Deficit		(13,510)	(14,149)
		92,777	54,424
		$111,034	$70,239

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

Glencairn Gold Corporation
Consolidated Statements of Cash Flows
(unaudited)
(US Dollars in thousands)

		Three months ended September 30		Nine months ended September 30
	Note	2006	2005	2006	2005

Operating activities
Net earnings (loss)		$(3,182)	$(987)	$639	$(2,614)
Asset retirement obligations settled	9	(120)	(141)	(263)	(346)
Items not affecting cash:
Depreciation and depletion		2,493	305	5,926	994
Accretion expense	9	49	61	113	182
Stock options and warrants	11	803	8	1,017	337
Gain on sale of marketable securities		—	(243)	(40)	(257)
Gain on sale of property, plant and
equipment		—	(798)	(814)	(2,123)
Amortization of deferred financing costs	5	89	87	267	146
Write down of accounts and note receivable		—	277	60	277
Unrealized foreign exchange (gain) loss		10	(33)	3	(26)
Change in non-cash working capital	12	(3,120)	(1,588)	(5,801)	1,041

Cash generated from (used in) operating
activities		(2,978)	(3,052)	1,107	(2,389)

Financing activities
Deferred financing costs		—	(6)	—	(480)
Long-term debt (repayment) proceeds	8	(1,000)	2,000	(2,500)	6,000
Common shares issued	10	15,431	—	16,158	379

Cash generated from financing
activities		14,431	1,994	13,658	5,899

Investing activities
Excess of cash received on acquisition of
Libertad / Cerro Quema over transaction costs	2	246	—	246	—
Proceeds from sale of marketable securities		—	308	141	323
Increase in restricted cash		—	—	—	(100)
Decrease in long term receivables		30	—	30	—
Purchase of property, plant and equipment		(2,485)	(1,406)	(7,223)	(18,235)
Net proceeds from sale of property, plant and
equipment		—	—	895	2,562

Cash used in investing activities		(2,209)	(1,098)	(5,911)	(15,450)

Increase (decrease) in cash and cash equivalents		9,244	(2,156)	8,854	(11,940)
Cash and cash equivalents, beginning of
period		6,409	3,944	6,799	13,728

Cash and cash equivalents, end of period		$15,653	$1,788	$15,653	$1,788

Supplemental cash flow information	12

The accompanying notes form an integral part of these unaudited consolidated financial statements.

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006 and 2005

(unaudited)

(US Dollars – unless otherwise noted)

1.	NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Glencairn Gold Corporation’s (the “Company” or “Glencairn”) business is gold mining including exploration, development, extraction, processing and reclamation. The Company’s business also includes acquisition of gold properties in operation or in the development stage. The Company owns the Limon Mine in Nicaragua, the Bellavista Mine in Costa Rica, and the recently acquired Libertad Mine in Nicaragua. The Bellavista Mine achieved commercial production in December 2005. During third quarter 2006, the Company acquired the Mestiza exploration property in Nicaragua and, in a separate transaction, a 60% interest in the Cerro Quema exploration project in Panama. The Company is in the process of reclaiming the Keystone Mine, a depleted property in Canada.

The unaudited interim consolidated financial statements of the Company, which are expressed in U.S. dollars, have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements for the year ended December 31, 2005. These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual consolidated financial statements and notes thereto. In the opinion of management, all adjustments considered necessary for fair and consistent presentation of interim financial statements have been included.

2.	ACQUISITION OF CENTRAL AMERICAN MINE HOLDINGS AND RNC (PANAMA) LIMITED

On July 6, 2006 the Company acquired 100% of the common shares of Central American Mine Holdings Limited (“CAMHL”) and 60% of the common shares of RNC (Panama) Limited (“RNC Panama”) from Yamana Gold Inc. CAMHL indirectly owns 100% of the Libertad operating mine; RNC Panama indirectly owns 60% of the development property Cerro Quema. Consideration for the acquisition was 32,000,000 common shares of Glencairn valued at $20,777,000.

In accordance with the purchase method of accounting, the purchase price will be allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. The Company intends to determine the final estimated fair values based on independent appraisals, discounted cash flows, quoted market prices and management estimates.

	Central American Mine Holdings	RNC Panama	Total
(in thousands)

Number of common shares issued	26,000	6,000	32,000

Value of shares issued at $0.72 CAN per share	$16,792	$3,875	$20,667
Transaction costs	92	18	110
	$16,884	$3,893	$20,777

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006 and 2005

(unaudited)

(US Dollars – unless otherwise noted)

The preliminary purchase price allocation is as follows:

	Central American Mine Holdings	RNC Panama	Total
(in thousands)

Cash	$356	$-	$356
Other current assets	2,872	11	2,883
Property, plant and equipment	17,907	6,141	24,048
Other assets	594	345	939
Total assets	$21,729	$6,497	$28,226

Current liabilities	4,098	8	4,106
Asset retirement obligations	747	-	747
Non-controlling interest	-	2,596	2,596
	4,845	2,604	7,449

	$16,884	$3,893	$20,777

The purchase price allocation is preliminary and subject to adjustment over future periods on completion of the valuation process and analysis of resulting tax effects, where applicable.

3.	OTHER (INCOME) EXPENSE

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
(in thousands)

Interest and other income	$(127)	$(35)	$(215)	$(133)
Gain on sale of marketable securities	-	(243)	(40)	(257)
Gain on sale of property, plant and
equipment	-	(798)	(814)	(2,123)
Foreign exchange	56	132	(49)	1,034
Interest and finance fees	270	262	827	370
Legal accrual	44	-	44	-
Write down of accounts receivable	-	277	60	277
	$243	$(405)	$(187)	$(832)

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006 and 2005

(unaudited)

(US Dollars – unless otherwise noted)

4. PRODUCT INVENTORY

	September 30	December 31
	2006	2005
(in thousands)

Recoverable gold on the heap leach pads	$5,082	$2,112
In-process inventories	976	1,234
Precious metals inventory	1,061	453
Total	$7,119	$3,799

5. DEFERRED FINANCING COSTS

	September 30	December 31
	2006	2005
(in thousands)

Financing costs	$768	$768
Accumulated amortization	(502)	(235)

	$266	$533

6.	RESTRICTED CASH

The Company has placed $250,000 (2005 - $250,000) and $345,000 deposits with banks to secure letters of guarantee issued by the banks to Costa Rican and Panamanian government authorities, respectively, to ensure the Company’s future reclamation obligations are completed.

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006 and 2005

(unaudited)

(US Dollars – unless otherwise noted)

7.	PROPERTY, PLANT AND EQUIPMENT

	September 30	December 31
	2006	2005
(in thousands)
Producing properties:
Limon Mine, Nicaragua (a)
Cost	$24,279	$22,889
Accumulated depreciation and depletion	(15,910)	(14,939)
	8,369	7,950
Bellavista Mine, Costa Rica (b)
Cost	46,698	43,846
Accumulated depreciation and depletion	(4,357)	(615)
	42,341	43,231
Deferred stripping (f)	2,886	410
	45,227	43,641
Libertad Mine, Nicaragua (c)
Cost	18,032	-
Accumulated depreciation and depletion	1,052	-
	16,980	-
Development properties:
Cerro Quema Project, Panama (d)	6,140	-
Mestiza Project, Nicaragua (e)	283	-
	6,423	-
Corporate property:
Cost	185	170
Accumulated depreciation	(127)	(92)
	58	78

	$77,057	$51,669

(a)	Limon Mine, Nicaragua

Included in cost, is $2,012,000 of development expenditures on the Santa Pancha mine, which will not be depreciated until the commencement of gold production from that area, which is expected to be in the first quarter of 2007.

(b)	Bellavista Mine, Costa Rica

In February 2006, the Company sold surplus land near the Bellavista Mine for $900,000. The gain on the sale, net of selling expenses, was $855,000 and has been recorded as other income.

The Company was responsible for a final purchase payment of Cdn$1,000,000 (US$896,000) to a former owner of the Bellavista Mine. This amount has been paid in 2006 and included in the cost of property, plant and equipment.

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006 and 2005

(unaudited)

(US Dollars – unless otherwise noted)

Included in cost, is $1,570,000 of expenditures related to the installation of the mill facility, which will not be depreciated until the mill has been commissioned, which is now expected to be in the fourth quarter of 2006.

(c)	Libertad Mine, Nicaragua

On July 6, 2006, the Company acquired La Libertad Mine, an active mining property (see Note 2).

(d)	Cerro Quema Project, Panama

On July 6, 2006, the Company acquired the Cerro Quema Project which is a development property (see Note 2).

(e)	Mestiza Project, Nicaragua

On September 6, 2006, Glencairn made an initial payment of $230,000 in connection with the acquisition of 100% of the development and exploration rights of the Mestiza property in Nicaragua. The Company has the option to complete the acquisition by making further cash instalments totalling $1,903,000. If management chooses at any time to not make any further instalments, the property rights revert to the vendors.

(f) Deferred stripping:

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
(in thousands)

Balance, beginning of period	$2,940	$-	$410	$-
Costs deferred	6	-	2,619	-
Amortization	(60)	-	(143)	-
Balance, end of period	$2,886	$-	$2,886	$-

Deferred stripping costs pertain to the Bellavista Mine.

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006 and 2005

(unaudited)

(US Dollars – unless otherwise noted)

8.	LONG-TERM DEBT

Long-term debt consists of debt held owing to RMB Australia Holdings Limited.

	September 30	December 31
	2006	2005
(in thousands)

Total debt	$3,500	$6,000
Current portion	(3,500)	(3,500)
Long-term debt	$-	$2,500

Repayments are scheduled as follows:

Date	Amount

December 31, 2006	1,000
March 31, 2007	1,000
June 30, 2007	1,500
$3,500

9.	ASSET RETIREMENT OBLIGATIONS

	Three months ended September 30, 2006
	Limon Mine	Bellavista Mine	Libertad Mine	Keystone Mine	Total

Balance, beginning of period	$947	$575	$-	$281	$1,803
Liabilities incurred	-	-	747	-	747
Liabilities settled	-	-	-	(120)	(120)
Accretion expense	16	10	17	6	49
Balance, end of period	963	585	764	167	2,479
Less: current portion	-	-	-	(167)	(167)
	$963	$585	$764	$-	$2,312

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006 and 2005

(unaudited)

(US Dollars – unless otherwise noted)

	Three months ended September 30, 2005
	Limon Mine	Bellavista Project	Libertad Mine	Keystone Mine	Total

Balance, beginning of period	1,756	$1,568	$-	$1,498	$4,822
Liabilities incurred	-	-	-	-	-
Liabilities settled	-	-	-	(939)	(939)
Accretion expense	30	6	-	25	61
Balance, end of period	1,786	1,574	-	584	3,944
Less: current portion	-	-	-	(100)	(100)
	1,786	$1,574	$-	$484	$3,844

	Nine months ended September 30, 2006
	Limon Mine	Bellavista Mine	Libertad Mine	Keystone Mine	Total

Balance, beginning of period	$915	$556	$-	$411	$1,882
Liabilities incurred	-	-	747	-	747
Liabilities settled	-	-	-	(263)	(263)
Accretion expense	48	29	17	19	113
Balance, end of period	963	585	764	167	2,479
Less: current portion	-	-	-	(167)	(167)
	$963	$585	$764	$-	$2,312

	Nine months ended September 30, 2005
	Limon Mine	Bellavista Project	Libertad Mine	Keystone Mine	Total

Balance, beginning of period	$1,697	$300	$-	$1,650	$3,647
Liabilities incurred	-	1,259	-	-	1,259
Liabilities settled	-	-	-	(1,144)	(1,144)
Accretion expense	89	15	-	78	182
Balance, end of period	1,786	1,574	-	584	3,944
Less: current portion	-	-	-	(100)	(100)
	$1,786	$1,574	$-	$484	$3,844

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006 and 2005

(unaudited)

(US Dollars – unless otherwise noted)

10.	CAPITAL STOCK

i) Warrants

A summary of the transactions in the warrant account in 2006 is as follows:

	Number of Warrants	Amount
(in thousands)

At December 31, 2005	41,757	$5,972
Prospectus financing (a)	15,000	2,293
Exercise of warrants	(1,024)	(17)
Exercise of agent’s options	395	14
At September 30, 2006	56,128	$8,262

(a)	The fair value of the warrants issued on July 6, 2006, was estimated using the Black-Scholes model with the following weighted-average assumptions:

Expected life in years:	1.2
Risk free interest rate:	4.42%
Expected volatility:	59%
Dividend yield:	0%

The following table summarizes further information about the warrants outstanding as at September 30, 2006:

Exercise Price	Number Outstanding at September 30, 2006	Expiry Date
(Cdn$)	(in thousands)

$0.55	7,271	December 22, 2006
$0.80	15,000	July 6, 2008
$1.25	33,857	November 26, 2008

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006 and 2005

(unaudited)

(US Dollars – unless otherwise noted)

ii) Agent’s Options

A summary of the transactions in the agent’s options account in 2006 is as follows:

	Number of Agent’s Options	Amount
(in thousands)

At December 31, 2005	1,580	$163
Issue of agent’s options (a)	1,800	592
Exercise of agent’s options for
common shares and warrants	(790)	(82)
At September 30, 2006	2,590	$673

(a)

On July 6, 2006, as part of a prospectus financing, the Agents were granted an option to acquire 1,800,000 units exercisable at Cdn$0.64 per unit expiring July 6, 2007. Each unit consists of one common share and one-half of a share purchase warrant with each full warrant entitling the holder to acquire a further common share priced at Cdn$0.80 expiring July 6, 2008.

The fair value of the option to acquire common shares was estimated on the closing date using the Black-Scholes pricing model with the following weighted-average assumptions:

Expected life in years:	1.2
Risk free interest rate:	4.42%
Expected volatility:	59%
Dividend yield:	0%

iii) Contributed surplus

A summary of the transactions in the contributed surplus account in 2006 is as follows:

Amount
(in thousands)

At December 31, 2005	$5,306
Settlement of notes receivable (a)	99
Grant of employee stock options	1,017
Exercise of stock options	(112)
At September 30, 2006	$6,310

(a)

On September 6, 2006, the Company settled an outstanding loan from a former director through the repossession of 333,333 common shares of the Company. The note receivable had been previously written down to its net realizable value of $123,000, which was the market value of the pledged common shares. Due to the appreciation of the share price, a credit of $99,000 was recognized in contributed surplus on settlement of the note receivable and cancellation of the common shares.

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006 and 2005

(unaudited)

(US Dollars – unless otherwise noted)

iv) Common shares

Authorized capital stock of Glencairn is an unlimited number of common shares.

A summary of the transactions in the common share account in 2006 is presented below:

	Number of Common Shares	Amount
(in thousands)

At December 31, 2005	171,207	$57,132
Shares issued for assets acquired (note 2)	32,000	20,667
Prospectus financing (a)	30,000	13,898
Stock options exercised	1,115	559
Warrants exercised	1,024	520
Agent’s options exercised	790	329
Less: shares cancelled	(333)	(229)
Less: share issue costs	-	(1,834)
At September 30, 2006	235,803	$91,042

(a)

On July 6, 2006, the Company closed a prospectus financing of 30,000,000 units at a price of Cdn$0.60 per unit for aggregate gross proceeds of Cdn$18,000,000 (US$16,191,000). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of $0.80 until July 6, 2008. The Company allocated Cdn$0.515 to each common share and Cdn$0.085 to each half of one warrant.

A summary of the stock option transactions in 2006 is presented below:

	Number of Options	Weighted- Average Exercise Price
	(in thousands)	(Cdn$)

At December 31, 2005	12,746	$0.68
Cancelled / expired	(1,114)	0.92
Exercised	(1,115)	0.45
Granted	6,375	0.68
At September 30, 2006	16,892	$0.68

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006 and 2005

(unaudited)

(US Dollars – unless otherwise noted)

The following table summarizes information about the stock options outstanding and exercisable as at September 30, 2006:

Exercise Prices	Number Exercisable at September 30, 2006	Weighted-Average Remaining Contractual Life	Weighted- Average Exercise Price
(Cdn$)	(in thousands)	(in years)	(Cdn$)

$0.23 to $0.50	3,278	2.3	0.42
$0.55 to $0.95	10,531	3.0	0.75
$1.17 to $1.77	83	0.7	1.52
$0.23 to $1.77	13,892	2.8	0.68

As at September 30, 2006, there are also 3,000,000 non-vested stock options with an exercise price of $0.68, expiring in 4.8 years.

11.	STOCK - BASED COMPENSATION

The Company uses the fair value method of accounting and recognized stock option expense of $803,000 for the three months ended September 30, 2006 (2005 - $8,000) and $1,017,000 for the nine month period (2005 - $337,000) for its stock-based compensation plan.

The fair value of each option grant was estimated on the date of grant using the Black-Scholes pricing model with the following weighted-average assumptions:

Grant on April 21, 2006:

Expected life in years:	3
Risk free interest rate:	4.07%
Expected volatility:	58%
Dividend yield:	0%

Grant on July 21, 2006:

Expected life in years:	3
Risk free interest rate:	4.25%
Expected volatility:	61%
Dividend yield:	0%

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006 and 2005

(unaudited)

(US Dollars – unless otherwise noted)

12.	SUPPLEMENTAL CASH FLOW INFORMATION

Change in non-cash working capital:

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
(in thousands)

Accounts receivable and prepaids	$692	$181	$(615)	$1,832
Note receivable	123	—	123	—
Product inventory	(1,421)	(2,200)	(2,401)	(1,957)
Supplies inventory	(236)	(71)	(556)	294
Accounts payable and accrued liabilities	(2,278)	502	(2,352)	872

	$(3,120)	$(1,588)	$(5,801)	$1,041

Non-cash Financing activities:

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
(in thousands)

Deferred financing costs settled by issue of
Warrants	$—	$—	$—	$288

Asset retirement obligations	$—	$—	$—	$1,259

Non-cash investing activities:

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005
(in thousands)

Marketable securities received as
proceeds from the sale of property,
plant and equipment	$—	$—	$—	$262

Asset retirement costs incurred	$—	$—	$—	$1,259

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006 and 2005

(unaudited)

(US Dollars – unless otherwise noted)

Operating activities included the following cash payments:

13.	RELATED PARTY TRANSACTIONS

General and administrative expense at September 30, 2006 includes a recovery of $163,000 (2005- $164,000) from Blue Pearl Mining Ltd. (“Blue Pearl”) for administrative services. Three of the directors of Blue Pearl are also directors of the Company. Accounts receivable at September 30, 2006 includes $nil (December 31, 2005 - $9,000) related to these amounts.

14.	SEGMENT INFORMATION

The Company is organized into four operating segments: Limon Mine (Nicaragua), Bellavista Mine (Costa Rica), Libertad (Nicaragua) and “Other”. The Other segment includes: Cerro Quema development project, Mestiza development project, Keystone Mine (ceased operations in April 2000), Vogel Property (sold during 2005), and corporate operations. The Company evaluates performance based on net earnings or loss. The Company's segments are summarized in the table below.

(i)	Segment Statements of Operations (thousands of dollars)

	Three months ended September 30, 2006
	Limon Mine	Bellavista Mine	Libertad Mine	Other	Total

Sales	$5,346	$5,149	$3,580	$-	$14,075
Cost of sales	3,830	3,052	5,144	-	12,026
Royalties and production taxes	350	104	176	-	630
Depreciation and depletion	339	1,091	810	11	2,251
Accretion expense	16	10	17	6	49
	4,535	4,257	6,147	17	14,956
Earnings (loss) from mining operations	811	892	(2,567)	(17)	(881)
Expenses and other income
General and administrative	-	-	-	1,118	1,118
Stock options and warrants	-	-	-	803	803
Exploration	46	-	42	49	137
Other expense (income)	(21)	27	18	219	243
	25	27	60	2,189	2,301
Net (loss) earnings	$786	$865	$(2,627)	$(2,206)	$(3,182)

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006 and 2005

(unaudited)

(US Dollars – unless otherwise noted)

	Three months ended September 30, 2005

	Limon Mine	Bellavista Mine	Libertad Mine	Other	Total

Sales	$4,237	$—	$—	$—	$4,237

Cost of sales	3,926	—	—	—	3,926
Royalties and production taxes	273	—	—	—	273
Depreciation and depletion	293	—	—	12	305
Accretion expense	30	6	—	25	61

	4,522	6	—	37	4,565

Loss from mining operations	(285)	(6)	—	(37)	(328)

Expenses and other income
General and administrative	—	—	—	824	824
Stock options and warrants	—	—	—	8	8
Exploration	232	—	—	—	232
Other (income) expense	132	—	—	(537)	(405)

	364	—	—	295	659

Net loss	$(649)	$(6)	$—	$(332)	$(987)

	Nine months ended September 30, 2006

	Limon Mine	Bellavista Mine	Libertad Mine	Other	Total

Sales	$15,551	$18,896	$3,580	$—	$38,027

Cost of sales	11,002	9,611	5,144	—	25,757
Royalties and production taxes	965	377	176	—	1,518
Depreciation and depletion	961	3,879	810	34	5,684
Accretion expense	48	29	17	19	113

	12,976	13,896	6,147	53	33,072

Earnings (loss) from mining operations	2,575	5,000	(2,567)	(53)	4,955

Expenses and other income
General and administrative	—	—	—	3,249	3,249
Stock options and warrants	—	—	—	1,017	1,017
Exploration	146	—	42	49	237
Other (income) expense	(3)	(767)	18	565	(187)

	143	(767)	60	4,880	4,316

Net earnings (loss)	$2,432	$5,767	$(2,627)	$(4,933)	$639

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006 and 2005

(unaudited)

(US Dollars – unless otherwise noted)

	Nine months ended September 30, 2005

	Limon Mine	Bellavista Mine	Libertad Mine	Other	Total

Sales	$13,617	$—	$—	$—	$13,617

Cost of sales	10,912	—	—	—	10,912
Royalties and production taxes	821	—	—	—	821
Depreciation and depletion	962	—	—	32	994
Accretion expense	89	15	—	78	182

	12,784	15	—	110	12,909

Earnings (loss) from mining operations	833	(15)	—	(110)	708

Expenses and other income
General and administrative	—	—	—	2,687	2,687
Stock options and warrants	—	—	—	337	337
Exploration	1,128	—	—	2	1,130
Other (income) expense	809	—	—	(1,641)	(832)

	1,937	—	—	1,385	3,322

Net loss	$(1,104)	$(15)	$—	$(1,495)	$(2,614)

The Company’s gold production is currently refined in Canada. Gold is sold to customers in the United States, but due to the liquidity of the gold market and the large number of potential customers world wide, future sales may not be limited to these customers.

(ii)	Segment Balance Sheets
(thousands of dollars)

	Three months ended September 30, 2006
	Limon Mine	Bellavista Mine	Libertad Mine	Other	Total

Capital expenditures	$664	$1,411	$125	$285	$2,485

	Three months ended September 30, 2005
	Limon Mine	Bellavista Mine	Libertad Mine	Other	Total

Capital expenditures	$657	$742	$-	$7	$1,406

	Nine months ended September 30, 2006
	Limon Mine	Bellavista Mine	Libertad Mine	Other	Total

Capital expenditures	$1,390	$5,411	$125	$297	$7,223

Glencairn Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006 and 2005

(unaudited)

(US Dollars – unless otherwise noted)

	Nine months ended September 30, 2005
	Limon Mine	Bellavista Mine	Libertad Mine	Other	Total

Capital expenditures	$2,527	$16,946	$-	$21	$19,494

	As at September 30, 2006
	Limon Mine	Bellavista Mine	Libertad Mine	Other	Total

Cash and cash equivalents	$231	$372	$234	$14,816	$15,653
Other current assets	6,904	6,173	3,604	222	16,903
Property, plant and equipment	8,369	45,227	16,980	6,481	77,057
Other non-current assets	-	250	560	$611	$1,421
Total assets	$15,504	$52,022	$21,378	22,130	111,034

	As at December 31, 2005
	Limon Mine	Bellavista Mine	Libertad Mine	Other	Total

Cash and cash equivalents	$460	$163	$-	$6,176	$6,799
Other current assets	7,106	3,579	-	303	10,988
Property, plant and equipment	7,950	43,641	-	78	51,669
Other non-current assets	--	250	-	533	783
Total assets	$15,516	$47,633	$-	$7,090	$70,239

CORPORATE INFORMATION

Head Office

500-6 Adelaide Street East

Toronto, ON

M5C 1H6

Tel: 416-860-0919

Fax: 416-367-0182

E-mail: info@glencairngold.com

OFFICERS

Kerry J. Knoll

Chairman

Peter W. Tagliamonte

President and Chief Executive Officer

T. Derek Price

Vice-President Finance and Chief Financial Officer

Graham A. Speirs

Chief Operating Officer

Gaston Araya

Vice-President, Operations

Michael G. Gareau

Vice President, Explorations

Olav Svela

Vice-President, Investor Relations

Lorna D. MacGillivray

Corporate Secretary and General Counsel

Arthur Chen

Controller

Listing

Toronto Stock Exchange (TSX)

Stock Symbol:	GGG

Warrant Symbol: GGG. WT

American Stock Exchange (AMEX)

Stock Symbol: GLE

Transfer Agent

Equity Transfer Services Inc.

420-120 Adelaide Street West

Toronto, Ontario

M5H 4G3

Tel: 416-361-0930

Fax:	416-361-0470

www.glencairngold.com

EXHIBIT 2

Glencairn Gold Corporation

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2006

The following discussion and analysis should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes thereto for the three and nine months ended September 30, 2006 and 2005, which have been prepared in United States dollars and in accordance with Canadian generally accepted accounting principles. The reader should also refer to the Annual Information Form, audited consolidated financial statements and Management’s Discussion and Analysis for the years ended December 31, 2005 and 2004. All dollar amounts are US dollars unless otherwise indicated.

Overview

Glencairn Gold Corporation (“Glencairn” or the “Company”) is a gold producer with three operating mines in Central America. The Limon Mine in Nicaragua has been in continuous production since 1941. The Bellavista Mine entered into commercial production in December 2005, more than doubling the Company’s gold output. In addition, this quarter saw the acquisition of our newest mine, Libertad, which complements our existing mine in Nicaragua and a 60% interest in Cerro Quema, an advanced gold exploration project in Panama. During the quarter the Company also acquired the Mestiza exploration property in Nicaragua. The Company is focusing on optimizing its current operating mines in terms of efficiencies, operating costs and production; turning the development projects into operating mines quickly and becoming a mid-tier gold producer. This objective will be accomplished by concentrating on its current operations and development projects. The Company will also diligently consider acquisitions of operating mines and advanced development projects.

Summary of 3rd Quarter Acquisitions

Libertad / Cerro Quema Acquisition and Financing

On July 6, 2006, the Company acquired a 100% interest in the Libertad gold mine in Nicaragua and a 60% interest in Cerro Quema advanced gold project in Panama. Total consideration for the Libertad and Cerro Quema acquisitions was 32 million Glencairn common shares valued at $20,777,000 (Cdn$22,976,000).

Glencairn has and will continue to make significant investments at the Libertad Mine to improve operations and reduce operating costs. A major pre-stripping program to allow steady-state production rates and optimum stripping ratios has already been implemented. A program of metallurgical test work is under way to determine the effect on recoveries of upgrading the crushing circuit and/or adding a grinding circuit, and using permanent heap leach pads. These actions are expected to result in improved production performance in the future. Glencairn is also preparing a technical report in accordance with National Instrument 43-101 to provide an updated estimate of mineral resources for the property that will be filed shortly.

In conjunction with the acquisition, on July 6, 2006, the Company also made a private placement of 30 million subscription receipts at a price of Cdn$0.60 per subscription receipt for gross proceeds of $16.2 million (Cdn$18 million). Each subscription receipt entitled the holder to acquire one common share and one-half common share purchase warrant, without payment of additional consideration. These subscription receipts were converted to shares on closing of the acquisition. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of Cdn$0.80 until the earlier of:

(i)	July 6, 2008; or
(ii)

At the option of Glencairn, a date that is 30 days following provision of notice to warrant holders from the Company that the closing price of its common shares on the Toronto Stock Exchange has been at least Cdn$1.20 for 30 consecutive trading days.

Yamana Gold Inc., the seller of Libertad and Cerro Quema, also participated in the private placement. At completion of the acquisition, Yamana beneficially owned 42,022,500 common shares of Glencairn, representing 17.9% of the issued and outstanding shares of Glencairn, and warrants to acquire an additional 2,100,000 common shares. Yamana has the right to participate in future Glencairn equity financings to maintain its pro rata interest in Glencairn and has the right to appoint a representative to the Glencairn Board of Directors so long as it maintains a greater than 10% interest in the Company.

Mestiza Acquisition

On September 6, 2006, Glencairn acquired an option to purchase 100% of the Mestiza property in Nicaragua. The property represents a key block of ground covering approximately half the strike length of a 2.4 kilometre-long, gold-bearing structure known as the Tatiana Vein. The remainder of the Tatiana Vein is on the La India property already held by Glencairn. Along half its strike length, including the Mestiza portion, the Tatiana Vein hosts an inferred resource of 689,700 tonnes grading 10.3 grams per tonne gold containing 228,000 ounces of gold. The deposit is open in both directions and at depth. Michael Gareau, Glencairn Vice President, Exploration, and a Qualified Person within the meaning of National Instrument 43-101 has reviewed and approved these statements.

The agreement with the Mestiza property owners requires Glencairn to pay them approximately $2.1 million in instalments. Upon payment of the final instalment on March 6, 2009, the Company will have full rights to exploit the property. If the Company chooses not to pay any of the remaining instalments, the property will revert back to the original owners.

The Company will begin a drilling program in 2007 to upgrade the resource to reserves. This will be followed by an internal feasibility study on the viability of mining and truck haulage to the Limon mill. The Santa Pancha and Talavera zones at the Limon Mine property will continue as the prime source of mill feed. The mill at the Limon mine has sufficient capacity to process the additional ore that is expected to be produced from the Mestiza property.

2

Selected Quarterly Information
	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005

Gold sales (ounces)	22,787	9,598	63,670	31,490
Pre-production gold ounces sold*	339	4,100	339	4,225
Average spot gold price ($/ounce)	622	439	601	431
Average realized gold price ($/ounce)	618	441	597	432
Cash operating costs ($/ounce)	528	409	405	347
Total cash costs ($/ounce)	555	437	428	373
Gold produced (ounces)	23,106	9,814	62,615	30,867
(in thousands, except per share amounts)
Sales	14,075	4,237	38,027	13,617
Cost of sales	12,026	3,926	25,757	10,912
Net earnings (loss)	(3,182)	(987)	639	(2,614)
Earnings (loss) per share - basic and diluted	(0.01)	(0.01)	0.00	(0.02)

*These gold ounces were produced in the pre-commercial production period and are not included in sales as shown in the Statements of Operations.

Results of Operations

Limon Mine

Three Months

	Three months ended September 30
	2006	2005	Change	% Change

Gold sold (ounces)*	8,568	9,598	(1,030)	(11%)
Average realized gold price ($/ounce)	624	441	183	41%
Cash operating costs ($/ounce)	447	409	38	9%
Total cash costs ($/ounce)	488	437	51	12%
Tonnes milled	79,419	82,435	(3,016)	(4%)
Ore grade (g/tonne)	4.3	4.4	(0.1)	(2%)
Recovery (%)	81.8	84.6	(2.8)	(3%)
Gold produced (ounces)	8,968	9,814	(846)	(9%)
($ in thousands)
Sales	$ 5,346	$ 4,237	$ 1,109	26%

Cost of sales	3,830	3,926	(96)	(2%)
Royalties and production taxes	350	273	77	28%
Depreciation and depletion	339	293	46	16%
Accretion	16	30	(14)	(47%)

	4,535	4,522	13	0%

Earnings (loss) from mining operations	$ 811	$ (285)	$ 1,096	385%

3

Sales from the Limon mine increased $1,109,000 or 26% in the third quarter of 2006 compared to 2005, although the actual quantity of gold sold decreased by 1,030 ounces or 11% from the same period in the prior year. The increase in sales was attributable to the 41% increase in average realized gold price. Lower production resulted from the lower ore grades and lower recoveries encountered in 2006 compared to 2005. The Company sold 339 ounces of gold from the Santa Pancha deposit in addition to the sales ounces reported in the table above. The revenue was applied against capitalized development costs as this deposit is still considered in the pre-production stage. Full production from this mine site is not expected until 2007.

Cost of sales decreased by $96,000 or 2% in the third quarter of 2006 compared to 2005. Production volume was 11% lower in 2006 but was offset by higher operating costs. Electricity rates in particular increased significantly mid-quarter due to changes in government regulations.

Royalties and production taxes increased $77,000 or 28% due to the increase in the average realized gold price by $183 per ounce or 41%. Depreciation and depletion increased by $46,000 or 16% due to the increase in depletion rate per unit caused by the decline in reserves in 2006 and higher capital expenditures.

Nine Months

	Nine months ended September 30
	2006	2005	Change	% Change

Gold sold (ounces)*	25,851	31,490	(5,639)	(18%)
Average realized gold price ($/ounce)	602	432	170	39%
Cash operating costs ($/ounce)	426	347	79	23%
Total cash costs ($/ounce)	463	373	90	24%
Tonnes milled	227,756	245,310	(17,554)	(7%)
Ore grade (g/tonne)	4.3	4.7	(0.4)	(9%)
Recovery (%)	83.4	83.3	0.1	0%
Gold produced (ounces)	26,100	30,867	(4,767)	(15%)

($ in thousands)
Sales	$15,551	$13,617	$1,934	14%

Cost of sales	11,002	10,912	90	1%
Royalties and production taxes	965	821	144	18%
Depreciation and depletion	961	962	(1)	0%
Accretion	48	89	(41)	(46%)
	12,976	12,784	192	2%

Earnings from mining operations	$2,575	$833	$1,742	209%

*This balance excludes 339 ounces sold from the pre-production stage of the Santa Pancha underground mine.

Ounces of gold sold from the Limon mine for the first three quarters of 2006 decreased 5,639 ounces or 18% over the same period in the prior year. The first quarter of 2006 saw intermittent illegal road blockades which disrupted production at the mine. The mine was able to resume normal operations by the second quarter of 2006. Ore grades mined in 2006 were also 9% lower as mining approaches the end of the Talavera deposit. Gold sales increased by $1,934,000 or 14% despite the lower volume. This was due to the higher average realized gold price of $602 per ounce, compared to $432 per ounce in the previous fiscal year.

*This balance excludes 339 ounces sold from the pre-production stage of the Santa Pancha underground mine.

Ounces of gold sold from the Limon mine for the first three quarters of 2006 decreased 5,639 ounces or 18% over the same period in the prior year. The first quarter of 2006 saw intermittent illegal road blockades which disrupted production at the mine. The mine was able to resume normal operations by the second quarter of 2006. Ore grades mined in 2006 were also 9% lower as mining approaches the end of the Talavera deposit. Gold sales increased by $1,934,000 or 14% despite the lower volume. This was due to the higher average realized gold price of $602 per ounce, compared to $432 per ounce in the previous fiscal year.

4

Cost of sales increased $90,000 or 1%. Higher production costs were encountered with respect to haulage costs, electricity, and fuel. Cash operating costs per ounce increased significantly due to the lower volume of gold sold and the relatively fixed cost base.

Royalties and production taxes increased by $144,000, or 18% as a result of the higher realized prices.

Bellavista Mine

Three Months

	Three months ended September 30
	2006	2005	Change

Gold sold (ounces)	8,400	*-	8,400
Average realized gold price ($/ounce)	613	-	613
Cash operating costs ($/ounce)	363	-	363
Total cash costs ($/ounce)	376	-	376
Tonnes mined	404,630	-	404,630
Ore grade (g/tonne)	1.41	-	1.41
Gold produced (ounces)	8,102	-	8,102

($ in thousands)
Sales	$5,149	$-	$5,149

Cost of sales	3,052	-	3,052
Royalties and production taxes	104	-	104
Depreciation and depletion	1,091	-	1,091
Accretion	10	6	4
	4,257	6	4,251

Earnings (loss) from mining operations	$892	$(6)	$898

*This balance excludes 4,100 ounces sold from the pre-production stage of the mine.

Commercial production at the Bellavista Mine commenced in December 2005. Accordingly, no comparative information exists for the three month period ended September 30, 2005.

The Bellavista Mine sold 8,400 ounces of gold during the third quarter. A grinding mill to maximize ore recoveries is currently near completion but is behind its original schedule. The construction delay has delayed processing of higher grade ore that was planned for the third quarter. Processing of this higher grade ore, some of which has already been mined and stockpiled, will begin in the fourth quarter when the mill becomes operational. The finer size product from grinding of the high grade ore is expected to improve recoveries and ounces produced.

During this quarter, Glencairn reviewed and revised estimates of the recoverable ounces from the heap leach pads. The estimated recoverable gold ounces on the heap leach pads have been reduced by 4,642 ounces, as at September 30, 2006 and have been accounted for on a prospective basis. Recoveries are expected to improve once the grinding mill is operational in the fourth quarter.

5

Nine Months

	Nine months ended September 30
	2006	2005	Change

Gold sold (ounces)	32,000	*-	32,000
Average realized gold price ($/ounce)	590	-	590
Cash operating costs ($/ounce)	300	-	300
Total cash costs ($/ounce)	312	-	312
Tonnes mined	1,152,355	-	1,152,355
Ore grade (g/tonne)	1.57	-	1.57
Gold produced (ounces)	30,479	-	30,479

($ in thousands)
Sales	$18,896	$-	$18,896

Cost of sales	9,611	-	9,611
Royalties and production taxes	377	-	377
Depreciation and depletion	3,879	-	3,879
Accretion	29	15	14
	13,896	15	13,881

Earnings (loss) from mining operations	$5,000	$(15)	$5,015

*This balance excludes 4,225 ounces sold from the pre-production stage of the mine.

*This balance excludes 4,225 ounces sold from the pre-production stage of the mine.

Commercial production at the Bellavista Mine commenced in December 2005; accordingly, no comparative information exists for the nine month period ended September 30, 2005.

Gold ounces produced and sold during the first three quarters of 2006 were lower than expectations. In the first two quarters of the fiscal year, Bellavista experienced a mechanical problem in the secondary crusher. There were also higher than expected costs for fuel and supplies. These cost overruns were exacerbated by the relatively fixed nature of the expenditures spread over a lower number of ounces.

Management had expected that the grinding mill would be completed and be fully operational in the third quarter. The mill is now expected to be fully operational by the end of 2006. The mill was expected to result in ore being more finely ground thereby increasing recoveries. As the mill was not complete in the third quarter, the decision was made to defer the processing of high grade ore until such time as the mill is fully operational.

6

Libertad Mine

Three months ended September 30 2006

Gold sold (ounces)	5,819
Average realized gold price ($/ounce)	615
Cash operating costs ($/ounce)	884
Total cash costs ($/ounce)	914
Tonnes mined	278,119
Ore grade (g/tonne)	1.58
Gold produced (ounces)	6,036

($ in thousands)
Sales	$3,580

Cost of sales	5,144
Royalties and production taxes	176
Depreciation and depletion	810
Accretion	17
6,147

Loss from mining operations	$(2,567)

Glencairn acquired the Libertad mine in the third quarter of 2006. The Libertad mine previously suffered significant under-capitalization which resulted in insufficient stripping of the pit walls. Glencairn made necessary investments to maintain production levels by accelerating stripping. The stripping costs and expenditures have been included in operating costs and not capitalized. Stripping costs represents approximately $301 per ounce of the total cash costs of $914 per ounce. These amounts are expected to decline next quarter as a more normal stripping ratio will occur.

Other Income and Expenses

Three months ended September 30, 2006

General and administrative expenses increased by $294,000 or 36% over the same period in the previous year. An increase of $107,000 can be largely attributed to additional head-office staff which resulted in increased salary expense. An additional $134,000 increase was incurred for audit, recruitment and travel.

As part of Glencairn’s compensation program, stock options are granted to employees and directors from time to time. During the third quarter, a total of 5,525,000 stock options were granted resulting in an expense of $803,000 using the Black-Scholes option pricing model.

Exploration expense was $137,000 in the third quarter of 2006, or 41% less than the previous year. In 2005, exploration activity was focused heavily on the Limon site in Nicaragua. Since the fourth quarter of 2005, exploration activity has been minimal. In 2006, the third quarter saw the close of Libertad, Cerro Quema, and Mestiza acquisitions. During the quarter, minor expenditures were made at these new sites,

7

however, management is fully assessing these properties before developing a comprehensive exploration program.

Other expense totalled $243,000 representing a decrease over prior year’s income of $405,000. The current year balance consists largely of interest and fees on the long-term debt. In 2005, interest and gains on the sales of marketable securities and property, plant, and equipment at the Keystone Mine totalled $1,076,000. This income was offset by a foreign exchange loss of $132,000, interest and finance fees of $262,000 and a write down of accounts and note receivable of $277,000.

Nine months ended September 30, 2006

General and administrative expenses increased $562,000 or 21% mainly as a result of additional staffing and a general increase in salaries from the prior year.

Stock option expense increased by $680,000 or 202% due to the granting of options during the second and third quarters of the year.

Exploration expense decreased by $893,000 or 79%. Due to the labour disruption at the Limon operations in late 2005, all Nicaraguan exploration activities were suspended. The first quarter of 2006 saw only land holding costs incurred. During the third quarter exploration activities increased slightly but not at the levels experienced in 2005. Third quarter exploration activities and holding costs have been focused on the newly acquired Libertad and Cerro Quema properties.

Other income decreased by $645,000 or 78%. Gains in 2005 were significant due to one-time gains realized from the sale of marketable securities, the Vogel Property and mill, and certain mineral properties at the Keystone Mine. In 2006, the Company recognized a gain from the sale of equipment in the amount of $814,000. As well, there were cost recoveries from providing management services to Blue Pearl Mining Ltd., in the amount of $163,000. These amounts were partially negated by interest and finance fees relating to a long-term debt.

Cash Flows

Three months ended September 30, 2006

Operating activities used $2,978,000 in 2006, compared to $3,052,000 in 2005. Cash usage in the period was heavily skewed towards activities at the Libertad Mine. These expenditures were necessary for the mine to achieve optimal operational efficiencies in the future. As a result, cash was spent on contractors, mainly for stripping activities.

Financing activities generated $14,431,000 of cash in 2006, compared to $1,994,000 in 2005. In 2006, the inflows resulted from the private placement of 30 million subscription receipts for gross proceeds of $16,191,000 less transaction fees.

Investing activities utilized cash of $2,209,000. Of this balance, $283,000 was attributable to payments for the Mestiza property. The remaining balance consists mainly of capitalized expenditures for Bellavista’s grinding mill.

8

Nine months ended September 30, 2006

Operating activities generated cash of $1,107,000 in 2006, compared to a cash outflow of 2,389,000 in 2005. The commencement of the Bellavista Mine in Costa Rica contributed to the Company’s positive operating cash flows. Gold sales increased 32,180 ounces or 102% from the same period in the previous fiscal year. Cash flows were further enhanced by the increase of average realized gold price, by $165 or 38% over the same period in the previous fiscal period. These positive impacts were reduced by the operating cash outflows related to expenditures at La Libertad during the third quarter. Heavy stripping activity was required in order to access future ore bodies. Other major expenditures during the quarter included cement, general maintenance, and power.

Financing activities in 2006 generated cash of $13,658,000. This consisted of gross proceeds of $16,191,000 less various transaction fees from the issuance of 30 million subscription receipts from a private placement. Loan repayments of $2,500,000 were made during the first three quarters.

Investing activities used $5,911,000 in 2006, compared to $15,450,000 in the same period in the previous fiscal year. In 2006, purchases and deferred costs relating to property, plant, and equipment were made in amounts totalling $1,390,000 and $5,411,000 for the Limon Mine and Bellavista Mine, respectively. Bellavista Mine costs are mostly grinding mill construction costs. The Mestiza acquisition resulted in cash payments of $283,000. There were also expenditures of $125,000 at Libertad. In 2005, investing activities consisted of the purchase of property, plant, and equipment of $18,235,000 (Bellavista Mine - $15,687,000, Limon Mine - $2,527,000 and Corporate - $21,000) and the increase in restricted cash of $100,000 was offset by the proceeds from the sale of assets of $2,885,000.

Liquidity and Capital Resources

The Company had cash of $15,653,000 and working capital of $19,207,000 at September 30, 2006. Management believes that these amounts along with expected cash flows from operating activities are adequate to meet the Company’s requirements for the remainder of the year.

The Company is in the process of evaluating the economics of the Cerro Quema Project to reflect current costs and gold prices.

With the acquisition of the Mestiza interest this brings the potential for treating its resources at the nearby Limon mill thereby increasing output and improving the economics of the Limon operation.

The Company estimates that gold sales in the fourth quarter of 2006 will be approximately 25,000 ounces at cash operating costs and total cash costs of $485 and $515 respectively. Improvements to both volumes and costs are expected next year with the start of the new Bellavista mill, ore production from the Santa Pancha deposit at the Limon Mine, and improvements at the Libertad Mine.

Recently Released Accounting Standards

In January 2005, the CICA issued Handbook Sections 3855 (“Financial Instruments – Recognition and Measurement”), 1530 (“Comprehensive Income”) and 3865 (“Hedges”). The new standards apply to fiscal years commencing on or after October 1, 2006. Management is currently assessing the impact these standards will have on the Company’s financial reporting.

9

Summary of Quarterly Results

(in thousands except per share amounts)

	2006 Q3	2006 Q2	2006 Q1	2005 Q4

Sales	$14,075	$12,441	$11,511	$5,766
Net earnings (loss)	$(3,182)	$2,051	$1,770	$(1,463)
Earnings (loss) per share –
basic and diluted	$(0.01)	$0.01	$0.01	$(0.01)

	2005 Q3	2005 Q2	2005 Q1	2004 Q4

Sales	$4,237	$4,143	$5,237	$5,295
Net loss	$(987)	$(1,401)	$(226)	$(323)
Loss per share – basic and diluted	$(0.01)	$(0.01)	$(0.00)	$(0.00)

Non-GAAP Performance Measures

The Company has included the non-GAAP performance measures detailed below in this document. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. The definitions for these performance measures and reconciliation of the non-GAAP measures to reported GAAP measures are as follows:

Three Months

Cash Operating Cost per ounce:

	Three months ended September 30

	2006				2005

	Limon Mine	Bellavista Mine	Libertad Mine	Consol.	Limon Mine	Bellavista Mine	Libertad Mine	Consol.

Statement of
Operations (000’s)
Cost of sales	$3,830	$3,052	$5,144	$12,026	$3,926	—	—	$3,926
Gold sales (ounces)	8,568	8,400	5,819	22,787	9,598	—	—	9,598
Cash operating cost per
ounce	$447	$363	$884	$528	$409	—	—	$409

10

Total Cash Costs per ounce:

Total Cash Costs per ounce:

	Three months ended September 30

	2006				2005

	Limon Mine	Bellavista Mine	Libertad Mine	Consol.	Limon Mine	Bellavista Mine	Libertad Mine	Consol.

Statement of
Operations (000’s)
Cost of sales	$3,830	$3,052	$5,144	$12,026	$3,926	—	—	$3,926
Royalties and
production taxes	350	104	176	630	273	—	—	273

Cost base for
calculation	$4,180	$3,156	$5,320	$12,656	$4,199	—	—	$4,199

Gold sales (ounces)	8,568	8,400	5,819	22,787	9,598	—	—	9,598
Total cash cost per
ounce	$488	$376	$914	$555	$437	—	—	$437

Nine Months

Cash Operating Cost per ounce:

	Nine months ended September 30

	2006				2005

	Limon Mine	Bellavista Mine	Libertad Mine	Consol.	Limon Mine	Bellavista Mine	Libertad Mine	Consol.

Statement of
Operations (000’s)
Cost of sales	$11,002	$9,611	$5,144	$25,757	$10,912	—	—	$10,912
Gold sales (ounces)	25,851	32,000	$5,819	63,670	$31,490	—	—	$31,490
Cash operating cost per
ounce	$426	$300	$884	$405	$347	—	—	$347

Total Cash Costs per ounce:

	Nine months ended September 30

	2006				2005

	Limon Mine	Bellavista Mine	Libertad Mine	Consol.	Limon Mine	Bellavista Mine	Libertad Mine	Consol.

Statement of
Operations (000’s)
Cost of sales	$11,002	$9,611	$5,144	$25,757	$10,912	—	—	$10,912
Royalties and
production taxes	965	377	176	1,518	821	—	—	$821

Cost base for
calculation	$11,967	$9,988	$5,320	$27,275	$11,733	—	—	$11,733

Gold sales (ounces)	25,851	32,000	5,819	63,670	31,490	—	—	$31,490
Total cash cost per
ounce	$463	$312	$914	$428	$373	—	—	$373

11

Outstanding Share Data

The following common shares and convertible securities were outstanding at November 13, 2006:

Security	Expiry Date	Exercise Price (Cdn$)	Securities Outstanding	Common Shares on Exercise

Common shares				235,840,365
Warrants	Nov. 26/08	1.25	33,857,220	33,857,220
Warrants	Dec. 22/06	0.55	7,233,500	7,233,500
Warrants	Jul. 06/08	0.80	15,000,000	15,000,000
Agents’ warrants [1]	Dec. 22/07	0.38	790,000	790,000
Warrants on above	Dec. 22/06	0.55		395,000
Agents’ warrants [1]	Jul. 06/07	0.60	1,800,000	1,800,000
Warrants on above	Jul. 06/08	0.80		900,000
Options	Jul 24/06 to Jul 13/13	0.23 to 0.95	16,892,332	16,892,332

				312,708,417

Note 1: The agents’ warrants are convertible into one common share and one half-share purchase warrant. Each full warrant is exercisable into a common share at the price indicated in the table.

FORWARD-LOOKING STATEMENTS: This Management’s Discussion contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and applicable Canadian securities legislation. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

Additional information on the Company, including its annual information form is available on SEDAR at www.sedar.com.

November 13, 2006

12

EXHIBIT 3

FORM 52-109F2

Certification of Interim Filings

I, Peter W. Tagliamonte, President and Chief Executive Officer of Glencairn Gold Corporation, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) of Glencairn Gold Corporation (the issuer) for the interim period ending September 30, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date:	November 13, 2006

Signed: “Peter W. Tagliamonte”

Peter W. Tagliamonte

President and Chief Executive Officer

EXHIBIT 4

FORM 52-109F2

Certification of Interim Filings

I, Derek Price, Vice President and Chief Financial Officer of Glencairn Gold Corporation, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) of Glencairn Gold Corporation (the issuer) for the interim period ending September 30, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date:	November 13, 2006

Signed: “Derek Price”

Derek Price

Vice President Finance and Chief Financial Officer